August 5, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	YUENGLINGS’ ICE CREAM CORPORATION
Withdrawal of Form 15-12G filed on July 16, 2024

Ladies and Gentlemen:

Yuenglings’ Ice Cream Corporation (the “Company”) requests the withdrawal of its filing to terminate the registration of its common shares, par value $.001 per share, under Rule 12h-3(b)(1)(i), Rule 12h-3(b)(1)(ii), and Rule 15d-6 of the Exchange Act on Form 15-12G, filed July 16, 2024 (the “Form 15”).

After careful consideration and evaluation of the Company's current financial status and future plans, the Board of Directors has determined that it is in the best interest of the Company and its shareholders to remain a reporting company under the Securities Exchange Act of 1934. Therefore, we respectfully request the withdrawal of our previously submitted Form 15.

If you have any questions with respect to this matter, please contact Erika Mariz Pineda at (267) 710-8995.

Sincerely,

YUENGLINGS’ ICE CREAM CORPORATION

/s/ Richard Jordan
Richard Jordan
Chief Executive Officer